KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

JUNE 30, 2004 AND 2003

(Unaudited - Prepared by Management)



MANAGEMENT'S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of Kookaburra Resources Ltd. for the six months ended June 30, 2004 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

	June 30, 2004 $	December 31, 2003 $
ASSETS		
CURRENT ASSETS		
Cash	1,655	5,711
Amounts receivable and prepaids	4,564	1,798
	6,219	7,509
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities (Note 4)	289,865	239,349
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 5)	19,052,007	19,052,007
DEFICIT	(19,335,653)	(19,283,847)
	283,646	(231,840)
	6,219	7,509

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

APPROVED BY THE DIRECTORS

"Graeme Robinson" ____________, Director

"Nick DeMare" ____________, Director

The accompanying notes are an integral part of these interim consolidated financial statements.

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Prepared by Management)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2004 $	2003 $	2004 $	2003 $
EXPENSES				
Accounting and administration	3,775	2,430	4,765	4,930
Legal	10,640	5,111	11,166	6,318
Management fees	7,500	-	15,000	-
Office	2,119	1,488	2,268	2,297
Professional fees	-	1,901	-	5,395
Regulatory	5,695	13,143	6,945	15,710
Shareholder costs	3,091	5,088	3,091	5,088
Transfer agent	3,101	5,959	3,725	6,678
	35,921	35,120	46,960	46,416
LOSS BEFORE OTHER ITEMS	(35,921)	(35,120)	(46,960)	(46,416)
OTHER ITEMS				
Miscellaneous income	6	2,535	382	2,535
Foreign exchange	(3,251)	11,712	(5,228)	19,675
	(3,245)	14,247	(4,846)	22,210
NET LOSS FOR THE PERIOD	(39,166)	(20,873)	(51,806)	(24,206)
DEFICIT - BEGINNING OF PERIOD	(19,296,487)	(19,223,113)	(19,283,847)	(19,219,780)
DEFICIT - END OF PERIOD	(19,335,653)	(19,243,986)	(19,335,653)	(19,243,986)
BASIC AND DILUTED LOSS PER SHARE	$(0.02)	$(0.01)	$(0.03)	$(0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES	1,763,463	1,763,463	1,763,463	1,763,463

The accompanying notes are an integral part of these interim consolidated financial statements.

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2004 $	2003 $	2004 $	2003 $
CASH PROVIDED FROM (USED FOR)				
OPERATING ACTIVITIES				
Net loss for the period	(39,166)	(20,873)	(51,806)	(24,206)
Decrease (increase) in amounts receivable and prepaids	(2,440)	534	(2,766)	55,989
Increase (decrease) in amounts payable and accrued liabilities	36,063	(11,793)	50,516	(43,860)
	(5,543)	(32,132)	(4,056)	(12,077)
NET DECREASE IN CASH FOR THE PERIOD	(5,543)	(32,132)	(4,056)	(12,077)
CASH - BEGINNING OF PERIOD	7,198	36,772	5,711	16,717
CASH - END OF PERIOD	1,655	4,640	1,655	4,640

The accompanying notes are an integral part of these interim consolidated financial statements.

KOOKABURRA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2004

(Unaudited - Prepared by Management)

1. NATURE OF OPERATIONS AND GOING CONCERN

Kookaburra Resources Ltd. (the "Company") had been previously engaged in the exploration and development of natural resource properties. During the 2002 fiscal year, the Company sold its remaining mineral property interest and wrote-off its net investment in its petroleum interests. As at June 30, 2004, the Company does not hold any resource property interests, and is continuing in its efforts to identify, evaluate and acquire potential resource properties.

As at June 30, 2004, the Company had a working capital deficiency of $283,646 and a deficit of $19,335,653. The Company is currently not generating cash flow from its operations to meet its ongoing corporate overhead and discharge its liabilities as they come due. The future viability of the Company is dependent upon the continued financial support of the Company's directors and creditors, the ability to generate additional financing to satisfy future working capital requirements and, in the longer term, the generation of profit and positive cash flow from business operations.

These interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, the financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

3. COMPARATIVE FIGURES

Certain 2003 figures have been reclassified to conform with the presentation used in the current quarter.

4. RELATED PARTY TRANSACTIONS

(a) During the six months ended June 30, 2004, the Company was billed $19,765 by a private corporation owned by a director of the Company for professional and management services provided. As at June 30, 2004, $223,980 remained outstanding for past services provided by officers and directors of the Company. This amount has been included in accounts payable and accrued liabilities.

4. RELATED PARTY TRANSACTIONS (continued)

(b) The Company has received cash advances from companies controlled by officers and directors of the Company for working capital purposes. The advances are non-interest bearing. As at June 30, 2004, $59,944 is outstanding and has been included in account payable and accrued liabilities.

5. SHARE CAPITAL

Authorized - Unlimited number of common shares with no par value

Issued -

	Shares	Amount $
Balance, beginning and end of period	1,763,463	19,052,007

The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The options have a maximum term of five years.

A summary of the Company's options at June 30, 2004 and the changes for the period ending on those dates is presented below:

	Options Outstanding and Exercisable	Weighted Average Exercise Price $
Balance, beginning of period	131,333	3.00
Expired	(131,333)	3.00
Balance, end of period	-	

See also Note 6.

6. SUBSEQUENT EVENT

Subsequent to June 30, 2004, the Company granted stock options to directors of the Company to acquire up to 176,000 shares, at a price of $0.16 per share, expiring on July 29, 2007. Options for 50,000 shares were subsequently exercised for $8,000.

KOOKBURRA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2004

Background

This discussion and analysis of financial position and results of operation is prepared as at August 19, 2004 and should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2004 and 2003 and the audited consolidated financial statements for the years ended December 31, 2003 and 2002 of Kookaburra Resources Ltd. (the "Company") where necessary. Those financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

Company Overview

The Company was previously engaged in the acquisition, exploration for and development of crude oil and natural gas properties in the United States. On November 30, 2002, the Company ceased to record the activities of its petroleum activities due to the uncertainties with the East Lost Hills Project. As at June 30, 2004, the Company does not hold any resource property interests. During the 2003 fiscal year the trading of the Company's shares were delisted from the TSX and listed on the TSX Venture Exchange ("TSXV") under the symbol "KOO.H" as an inactive issuer. The Company is a reporting issuer in British Columbia, Alberta, Ontario, Nova Scotia and the Yukon Territory.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Selected Financial Data

The following selected financial information is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

	Years Ended December 31,		
	2003 $	2002 $	2001 $
Operations:			
Oil and gas sales	-	81,096	707,774
Production costs	-	6,344	90,991
General and administration	93,178	248,526	392,555
General exploration costs	-	-	25,545
Depreciation, depletion and impairment	-	8,698,078	387,118
Other income (loss)	29,111	57,619	(104,966)
Net (loss)	(64,067)	(8,814,233)	(293,401)
Basic and diluted income (loss) per share	(0.04)	(5.00)	(0.07)
Dividends per share	-	-	-

	Years Ended December 31,		
	2003 $	2002 $	2001 $
Balance Sheet:			
Working capital	(231,840)	(167,773)	(2,220,899)
Total assets	7,509	79,726	11,362,804
Total long-term liabilities	-	-	-

The Company's petroleum activities were concentrated on the East Lost Hills Project in California, United States. During fiscal 2002, the Company did not participate in the funding of any exploration activities or holding costs relating to the East Lost Hills Project. On December 2, 2002, the Company received confirmation from the operator of the East Lost Hills Project that it had formally proposed the plugging and abandonment of the ELH #4 and #9 wells.

In light of the results and uncertainties of any further activities at East Lost Hills Project by the joint venture, the Board of Directors of the Company determined that the Company would no longer provide further funding to KOB Energy Inc. ("KOB Energy"), which was a wholly -owned subsidiary of the Company. KOB Energy held the East Lost Hills petroleum interests. Accordingly, during fiscal 2002, the Company recorded an impairment charge of $8,590,712, representing the Company's net investment in KOB Energy. Effective November 30, 2002, the Company ceased to record the activities of KOB Energy.

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

	2004		2003				2002	
	Jun. 30 $	Mar. 31 $	Dec. 31 $	Sept. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $	Sept. 30 $
Operations:								
Oil and gas sales	-	-	-	-	-	-	18,016	19,461
Production costs	-	-	-	-	-	-	(3,220)	788
General and administration	46,960	11,039	41,972	4,850	35,120	11,296	59,618	37,717
General exploration costs	-	-	-	-	-	-	-	(10)
Depreciation, depletion and impairment	-	-	-	-	-	-	1,983,956	2,027,347
Net (loss)	(51,806)	(12,640)	(34,491)	(5,370)	(20,873)	(3,333)	(2,013,214)	(2,094,754)
Basic and diluted loss per share	(0.03)	(0.01)	(0.02)	(0.00)	(0.01)	(0.00)	(1.14)	(1.19)
Dividends per share	-	-	-	-	-	-	-	-
Balance Sheet:								
Working capital (deficiency)	(283,646)	(244,480)	(231,840)	(197,349)	(197,349)	(171,106)	(167,773)	(1,257,132)
Total assets	6,219	9,322	7,509	11,223	11,223	44,326	79,726	3,170,385
Total long-term liabilities	-	-	-	-	-	-	-	-

Results of Operations

During the six months ended June 30, 2004, the Company incurred a loss of $51,806 ($0.03 per share) compared to a loss of $24,206 ($0.01 per share) for the comparable period in 2003. The increase in loss in 2004 compared to 2003 was due to the impact of the fluctuation of the US dollar to the Canadian dollar on the US $110,000 which is due to the President of the Company on account of past fees. The Company reported an unrealized foreign exchange gain of $19,675 in 2003 and a unrealized foreign exchange loss of $5,228 in 2004. The Company has no revenue from its operations.

Throughout all of fiscal 2003 and during 2004, the Company's activities and costs have been minimal. General and administration costs incurred by the Company remained stable, from $46,416 in 2003 to $46,960 in 2004. During fiscal 2004, the Company was billed $15,000 by Chase Management Ltd. ("Chase") for management services. No charges were made by Chase during the comparable period in fiscal 2003. Chase is a private corporation owned by Mr. Nick DeMare, a director of the Company. During fiscal 2004, Chase also billed the Company $4,765 for accounting and administration services provided , as compared to $4,930 in fiscal 2003. The Company is continuing to work towards a reorganization and acquisition of properties or business which will enable it to be upgraded to a Tier 2 status with the TSXV. Additional costs will be incurred as a result of these anticipated activities.

Financial Condition / Capital Resources

As at June 30, 2004, the Company had a working capital deficiency of $283,646. Included in accounts payable and accrued liabilities is $283,924 of accounts payable due to directors and the President of the Company for past services rendered and cash advances made to the Company. These amounts will not be demanded for repayment until the Company is able to restructure its affairs, obtain financing and identify, negotiate and acquire business assets.

In April 2004, the Company announced a non-brokered private placement of 1,763,000 common shares at $0.17 per share to raise approximately $300,000. The Company has received Company shareholder approval to proceed with the private placement and is now proceeding to obtain TSXV approval. This financing will provide working capital for the Company to continue to implement its reactivation plan. The Company will still need to obtain additional funding to enable it to identify and acquire a property or business and obtain sufficient working capital which will enable it to meet the Tier 2 listing requirements of the TSXV. There are no assurances that the Company can obtain adequate financings.

Contractual Commitments

The Company does not have any contractual commitments.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

The Company will be seeking TSXV approval to the proposed $300,000 private placement.

Critical Accounting Estimates

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2003.

Changes in Accounting Principles

Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees and directors, as recommended by Section 3870 *Stock-Based Compensation and Other Stock Based Payments* of the Canadian Institute of Chartered Accountants' Handbook ("CICA 3870"). CICA 3870 provides alternative methods of transition for the adoption of the fair value method and, as permitted, the Company has elected prospective application, which allows the fair value method to be applied to stock options granted, modified or settled on or after January 1, 2003 to employees and directors.

No stock options were granted during the six months ended June 30, 2004 and 2003

Transactions With Related Parties

Chase Management Ltd. ("Chase"), a private corporation owned by Nick DeMare, a director of the Company, provides accounting, regulatory services, management services, rent and office services to the Company. During the six months ended June 30, 2004, Chase billed the Company $4,765 (2003 - $4,930) for accounting, administration and secretarial services and $15,000 (2003 - $nil) for management services.

As at June 30, 2004, accounts payable and accrued liabilities include amounts outstanding to related parties, as follows:

$	Nature
33,465	Accounting, administration and management services for Chase
147,444	Management services of President
43,071	Past directors fees
223,980	

Risks and Uncertainties

The Company was previously engaged in the exploration and development of natural resource properties. It currently does not hold any resource property interests. In addition it has incurred significant losses and, as of June 30, 2004, has an accumulated deficit of $19,335,653. Although the Company intends to continue its efforts to identify, evaluate and acquire potential resource properties and obtain additional financing, there are no assurances that the Company will be successful, or that extensions from the TSXV will be given.

Investor Relations Activities

The Company did not conduct any investor relations activities during the six months ended June 30, 2004.

Outstanding Share Data

The Company's authorized share capital is unlimited common shares with no par value. As at June 30, 2004 and 2003, there were 1,763,463 outstanding common shares. Subsequent to June 30, 2004,, the Company granted stock options to directors of the Company to acquire up to 176,000 shares at a price of $0.16 per share. Subsequently options for 50,000 shares were exercised. The Company has proposed a private placement financing of 1,763,000 common shares.

Directors, officers, employees and consultants are granted options to purchase common shares under a stock option plan. This plan and its terms and outstanding balance are disclosed in Notes 5 and 6 to the June 30, 2004 interim consolidated financial statements.